

September 20, 2012

Philippe F. Courtot
Chairman, President and Chief Executive Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, California 94065

     Re: Qualys, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed September 12, 2012
            File No. 333-182027

Dear Mr. Courtot:

     We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Stock-Based Compensation, page 73</u>

1.   We note your disclosure on page 80 of the unrecognized stock-based compensation expense as of June 30, 2012 that is expected to be recognized over a weighted-average period of 3 years. As requested in comment 24 of our July 5, 2012 letter, for options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

<u>Principal and Selling Stockholders, page 117</u>

2.   Please revise to provide information regarding the principal and selling stockholders as of the most recent practicable date, rather than as of June 30, 2012. See Items 403 and 507 of Regulation S-K.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.